UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-254101, 333-261550 and 333-270088) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284, and 333-256571) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Effective February 28, 2024, the Company appointed Mads Bodenhoff as Senior Vice President, Finance Principal Accounting Officer of the Company. Mr. Bodenhoff served as Senior Vice President and Head of Finance of the Company, from June 2021 to March 2024. From March 2018 to June 2021, Mr. Bodenhoff served as Chief Financial Officer at NKT Photonics A/S. From September 2014 to February 2018, Mr. Bodenhoff served as Chief Financial Officer at Xellia Pharmaceuticals, a subsidiary of Novo Holdings A/S. From 2007 to 2014, Mr. Bodenhoff served as Vice President Finance and Vice President Corporate Finance at Novozymes, a global biotechnology company. Prior to this, Mr. Bodenhoff held leading financial roles for Novozymes within China, Asia Pacific and Latin and North America. Mr. Bodenhoff received a Bachelor in Economics from Handelshøjskolen i Slagelse and a Master Degree in Business Economics and Auditing from Copenhagen Business School. Mr. Bodenhoff is educated as a state authorized public accountant in Denmark.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: February 29, 2024	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer